1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 26, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Breaks Ground on Fab 18 in Southern Taiwan Science Park

Continues Investment in Taiwan with Advanced 5 Nanometer Process

Tainan, Taiwan, R.O.C., Jan. 26, 2018 - TSMC today held a groundbreaking ceremony for its Fab 18, Phase 1 facility at the Southern Taiwan Science Park. Led by Chairman Dr. Morris Chang, the event demonstrates TSMC’s ongoing commitment to investing in Taiwan as well as to environmental sustainability, and marks another milestone in TSMC’s 30-year history and its competitive advantage in technology leadership, manufacturing excellence, and customer trust.

TSMC’s Fab 18 will be its fourth 12-inch GigaFab® in Taiwan and is scheduled for production of the advanced 5 nanometer process.

Following today’s groundbreaking , the Company plans to complete construction of Phase 1 and begin equipment move-in in the first quarter of 2019, with volume production in early 2020. Phase 2 will start construction in third quarter 2018 and also enter volume production in 2020, while Phase 3 construction is scheduled for third quarter 2019 for volume production in 2021. Once all three phases enter production, the facility’s estimated annual capacity will exceed one million 12-inch wafers, providing 4,000 high-quality jobs and becoming another bastion of TSMC’s manufacturing excellence.

“TSMC’s Fab 18 represents three important commitments from our company: our commitment to future growth, our commitment to continue moving technology forward, and our commitment to Taiwan,” said Chairman Dr. Morris Chang. “Our estimated investment in 5-nanometer technology is approximately NT$700 billion, and total investment in Fab 18 will exceed NT$500 billion.”

TSMC currently employs more than 10,000 people in the Southern Taiwan Science Park, and once Phases 1,2, and 3 enter volume production, more than 14,000 TSMC employees will be living and working in the Tainan area. TSMC hopes the multiplier effect of the jobs and economic value created by the Company and its supply chain will bring prosperity to Tainan and further underscore the Company’s value to society.

In addition, TSMC will continue applying its high standards of green fab design to Fab 18, with comprehensive measures for energy saving, water conservation, pollution prevention and waste reduction. The design includes an ecological green space, which both preserves habitats of native species and provides a pleasant environment.

The construction of Fab 18 in the Southern Taiwan Science Park is a key part of TSMC’s commitment to expanding investment in Taiwan, and the Company plans to build its 3-nanometer production facilities here as well. TSMC thanks the Taiwan government for its support in access to water, power, land, and other resources, enabling the Company to provide global service from Taiwan and lead its supply chain towards world-class performance. TSMC will continue its endeavor to create high value-added growth opportunities for both the Company and Taiwan.

Fab 18 Basic Information:

●	Lot Size: 42 hectares

●	Total Floor Area: 950,000 square meters

●	Total Cleanroom Area: Over 160,000 square meters (approx. 25 standard soccer fields)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com